SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
 of the Securities Exchange Act of 1934
(Amendment No. 1)
____________________
Calamos Asset Management, Inc.
 (Name of Subject Company)
Calamos Asset Management, Inc.
 (Name of Person(s) Filing Statement)
Class A Common Stock, Par Value $0.01 Per Share
 (Title of Class of Securities)
____________________
12811R104
 (CUSIP Number of Class of Securities)
____________________
J. Christopher Jackson
Sr. Vice President and General Counsel
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois  60563
(630) 245-7200
(Name, Address and Telephone Number of Person Authorized to Receive
  Notice and Communications on Behalf of the Person(s) Filing Statement)
____________________
With a copy to:
John T. Blatchford
Christopher G. Barrett
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601
 (312) 609-7500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Calamos Asset Management, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2017, relating to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A Common Stock of the Company pursuant to, and subject to the terms and conditions set forth in, the Offer to Purchase of the Offeror and Parent, dated as of January 18, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).  The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Tender Offer Statement on Schedule TO of the Acquiror Group (as defined below) with the Commission on January 18, 2017, as amended or supplemented from time to time.  Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8.  ADDITIONAL INFORMATION.
“ITEM 8.  ADDITIONAL INFORMATION—(d) Legal Proceedings” of the Schedule 14D-9 is hereby amended in its entirety to read as follows:
“(d) Legal Proceedings.
On January 25, 2017 a putative class action captioned Lerman v. John P. Calamos, Sr. et al., C.A. No. 2017-0058- was filed in the Court of Chancery of the State of Delaware against members of the Board and the members of the Acquiror Group, including Messrs. Calamos and Koudounis.  The complaint alleges that the Board violated its fiduciary duties and that the Acquiror Group, as controlling stockholders, violated their fiduciary duties to the Company’s public stockholders in connection with the Offer and proposed Merger. The complaint further alleges that the Offer Price undervalues the Shares and that the Offer and proposed Merger are structurally coercive. In addition, the complaint alleges that the Merger Agreement contains certain allegedly preclusive deal protection provisions, including a no-solicitation provision, and further alleges that the public disclosures made by the Company in response to the Acquiror Group’s Offer are materially incomplete and misleading. Among other things, the complaint seeks to enjoin the Offer, rescind the Merger Agreement or award the plaintiff rescissory damages, and award money damages and costs, including attorneys’ and experts’ fees. The Company believes that the plaintiff’s allegations are without merit and expects that the defendants will defend against them vigorously.”
ITEM 9.  EXHIBITS.
“ITEM 9.  EXHIBITS” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the list of Exhibits:
(a)(10)
Class Action Complaint, Lerman v. John P. Calamos, Sr. et al., C.A. No. 2017-0058-, filed in the Court of Chancery of the State of Delaware, dated January 25, 2017 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO/A filed with the Commission by the Offeror and Parent on January 27, 2017).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CALAMOS ASSET MANAGEMENT, INC. By:/s/J. Christopher Jackson Name: J. Christopher Jackson Title: Senior Vice President and General Counsel

January 30, 2017

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